

New York Stock Exchange
11 Wall Street
New York, NY 10005

August 12, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of NEW BEGINNINGS ACQUISITION CORP. (name to be changed to Airspan Networks Holdings Inc.), under the Exchange Act of 1934:

- Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $12.50

- Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $15.00

- Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $17.50

Sincerely,

Ben Sawyer